Exhibit 99.2

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019
DATED MAY 13, 2019

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	8
Summary of Quarterly Results	10
Liquidity	10
Capital Resources	11
Off-Balance Sheet Arrangements	12
Transactions with Related Parties	12
Risk Factors	12
Accounting Standards and Pronouncements	12
Financial Instruments	13
Capital Structure	13
Controls and Procedures	13
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	14

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.

The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2019, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 13, 2019 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2019 and 2018. The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2019 (“Q1-2019”) compared to the three months ended March 31, 2018 (“Q1-2018”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. Subsequent to Q1-2019, the Company completed the acquisition of the Relief Canyon gold-silver development project ( “Relief Canyon”) in Nevada, USA adding a significant development project to the production profile in 2020 and beyond.

The Company has operations in two of the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. Subsequent to Q1-2019, the Company completed the acquisition of the Relief Canyon gold-silver development project (“Relief Canyon”) in Nevada, USA adding a significant development project to the production profile in 2020 and beyond.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver-copper-gold deposit (“Zone 120”) and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine has been put on care and maintenance pending an improvement in the silver price.

In Nevada, USA, the Relief Canyon gold-silver development project is located approximately 95 miles northeast of Reno in Pershing County, Nevada. Relief Canyon includes three historic open-pit mines and a state-of-the-art, fully permitted heap-leach processing facility. The landholdings in and around Relief Canyon cover over 11,700 hectares. This land package provides the Company with the potential to expand the Relief Canyon Mine deposit and to explore for new discoveries close to existing processing infrastructure.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets through exploration, optimizing the recently developed San Rafael mine, and charting a path to profitability at Galena. Exploration will continue evaluating early stage targets with an emphasis on the Relief Canyon area and the Cosalá District, and prospective areas near existing infrastructure at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q1-2019 Highlights

•	Consolidated production of 1.8 million silver equivalent ounces, an increase of 9% year-over-year, including 0.4 million silver ounces.
•
Revenue of $17.8 million and net loss of $2.8 million for Q1-2019 or ($0.06) per share, a decrease of $2.6 million in revenue and an increase in the net loss of $3.3 million compared to Q1-2018. The Company’s profitability was negatively impacted by lower silver, zinc and lead realized prices, and non-reoccurring expenses related to the acquisition of Pershing Gold Corporation.

•	Consolidated by-product production totalling 11.3 million pounds of zinc and 8.2 million pounds of lead, representing increases of 54% and 8%, respectively.
•
Cost of sales of $7.11/oz. equivalent silver, by-product cash cost[1] of negative ($0.50/oz.) silver, all-in sustaining cost[1] of $5.54/oz. silver for Q1-2019, representing year-over-year decreases of 13% and 10% in cost of sales per equivalent silver ounce and all-in sustaining cost per ounce, respectively, and an increase of 82% in by-product cash cost per ounce.

•	The Company had a cash balance of $3.4 million and working capital balance of $5.2 million as at March 31, 2019.

Subsequent to Q1-2019, the Company announced the following:

•	Completion of the acquisition of Pershing Gold Corporation (“Pershing Gold”) on April 3, 2019 (the “Pershing Gold Acquisition”).
•	Entering into financing agreements with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of approximately $42.5 million to fund the development of mining and heap leaching at Relief Canyon.
•	Board approval to commence construction of Relief Canyon with first gold pour expected in late Q4-2019.
•
Preliminary feasibility study and initial mineral reserve estimate for a combined operation at its 100% owned El Cajón and Zone 120 silver-copper deposits highlighted by probable mineral reserve of 2.9 million tonnes containing 14.5 million ounces of silver and 26.5 million pounds of copper.

•	The Company agreed to sell its option for the right to acquire a 100% interest of the San Felipe property to Premier Gold Mines Ltd. for total consideration of $10.8 million.

1 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

Consolidated Operations

Fiscal 2019 began with a record quarter from the Company’s San Rafael mine at the Cosalá Operations. Consolidated silver equivalent production increased 9% to approximately 1.8 million ounces compared to production of 1.6 million ounces during Q1-2018. Consolidated silver production for Q1-2019 was 0.4 million silver ounces which was comparable to Q1-2018. The record results at the Cosalá Operations were driven by sustained improvements in mill throughput, grade, and metal recovery to concentrate with San Rafael sustaining an average milling rate of approximately 1,750 tonnes per operating day, cumulatively resulting in 54% greater zinc and 73% greater lead production. These results were tempered by continuing operational challenges experienced at the Galena Complex from unplanned mill downtime, due to problems with the mill pinion bearing in January, and the loss of two high-tonnage stopes in February and March, resulting in a cumulative loss of approximately one month’s production during Q1-2019. Performance at the Galena Complex is slowly improving and is anticipated to return to expected levels by the end of Q2-2019.

Metal prices began in 2019 with increasing precious and base metal prices when compared to end of 2018 while still being lower than corresponding metal prices in Q1-2018. Year-over-year, the silver spot price decreased from an average of $16.77/oz. in Q1-2018 to an average of $15.57/oz. in Q1-2019. The zinc spot price decreased from an average of $1.55/lb. in Q1-2018 to an average of $1.23/lb. in Q1-2019, while lead spot price decreased from an average of $1.14/lb. in Q1-2018 to an average of $0.92/lb. in Q1-2019.

In Q1-2019, consolidated costs of sales were $7.11/oz. equivalent silver, by-product cash costs were negative ($0.50/oz.) silver, and all-in sustaining costs were $5.54/oz. silver, representing year-over-year decreases of 13% and 10%, in cost of sales and all-in sustaining costs, respectively, and increase of 82% in by-product cash costs. The increase in cash costs was primarily a result of the operational challenges experienced at the Galena Complex along with lower realized prices recognized on silver, zinc, and lead during Q1-2019 compared to Q1-2018.

The Company’s profitability was negatively impacted in Q1-2019 by the lower silver, zinc and lead prices noted above and by non-reoccurring charges associated with the Pershing Gold Acquisition, specifically transaction costs ($1.0 million), and incremental interest and financing costs related to the convertible loans payable and promissory note ($0.5 million). The Company also had unrealized losses on non-hedge zinc forward contracts ($1.2 million) during the quarter. Adjusting for these items, the net loss would have been approximately $0.1 million.

Significant Subsequent Events

On April 3, 2019, the Company completed the Pershing Gold Acquisition originally announced on September 28, 2018, after completing the shareholder vote on January 9, 2019 and final regulatory conditions on April 1, 2019. The Company now owns 100% of the outstanding Pershing Gold shares with Pershing Gold becoming a wholly-owned subsidiary of the Company.

On April 3, 2019, the Company entered into a $42.5 million financing package with Sandstorm which is anticipated to fully fund the development of Relief Canyon to production. The financing package consists of a $25 million precious metals delivery and purchase agreement for construction and development, a $10 million convertible debenture, and a subscription agreement for Sandstorm to purchase C$10 million of the Company’s common shares. As part of the financing package, the Company granted a royalty over certain properties in the area surrounding Relief Canyon to a wholly-owned subsidiary of Sandstorm. Further details on the Pershing Gold Acquisition and Sandstorm financing package can be found on the Company’s website at www.americassilvercorp.com. The content of Americas Silver’s website and information accessible through the website do not form part of this MD&A.

In connection with the closing of the Pershing Gold Transaction, the Company’s Board gave approval to commence construction of the expanded mining and heap leaching facilities at Relief Canyon. The capital cost to develop Relief Canyon to initial gold pour is estimated to be approximately $28 - $30 million with an additional $8 million in working capital required to sustainable positive cash flow. This working capital is primarily for pre-commercial production operating costs. The Company expects to achieve first gold pour from Relief Canyon in late Q4-2019.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

On April 3, 2019, the Company, along with Pierre Lassonde and two other lenders, mutually elected to convert the Company’s outstanding C$5.5 million convertible debentures into common shares of the Company in accordance with the terms of the agreement, resulting in the issuance of 2,763,518 of the Company’s common shares.

On April 3, 2019, the Company announced results of a Preliminary Feasibility Study (“PFS”) and initial mineral reserve estimate prepared internally for a combined operation at its 100% owned El Cajón and Zone 120 silver-copper deposits (“EC120”) located near Cosalá, Sinaloa, Mexico. The PFS highlights estimated probable mineral reserve of 2.9 million tonnes with a grade of 157 g/t silver and 0.42% copper,  containing 14.5 million ounces of silver and 26.5 million pounds of copper or average annual metal production of 2.5 million ounces of silver and 4.6 million pounds of copper over a 5-year mine life. EC120 has a pre-tax net present value of approximately $43 million and internal rate of return of 61% and an after-tax net present value of approximately $33 million and internal rate of return of 47%, all assuming a 5% discount rate. Initial capital expenditures are expected to be approximately $17 million, excluding working capital and pre-production operating costs net of revenue, with life of mine sustaining capital expected to be approximately $15 million. The base case economics for EC120 are presented at long-term consensus prices of $17.50/oz. silver and $3.00/lb. copper.  Permits are in place to allow development to begin, however due to market conditions the Company has not made a production decision.

Readers are encouraged to read the related technical report in its entirety once filed on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.americassilvercorp.com. The content of Americas Silver’s website and information accessible through the website do not form part of this MD&A.

On April 3, 2019, the Company agreed to sell its option for the right to acquire a 100% interest of the San Felipe property with Hochschild Mexico S.A. de C.V. to Premier Gold Mines Ltd. for total consideration of $10.8 million, with an initial $7.0 million payable on closing of the transaction. The remainder of the consideration is payable as follows: $1.9 million upon formal construction decision of the San Felipe property, and $1.9 million upon commercial production of the San Felipe property.

Consolidated Results and Developments

	Q1-2019	Q1-2018
Revenues ($ M)	$17.8	$20.4
Silver Produced (oz)	393,824	397,035
Zinc Produced (lbs)	11,263,623	7,332,978
Lead Produced (lbs)	8,211,429	7,624,685
Total Silver Equivalent Produced (oz)[1]	1,754,839	1,613,711
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.11	$8.14
Cash Cost/Ag Oz Produced ($/oz)[2]	$(0.50)	$(2.73)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$5.54	$6.17
Net Income (Loss) ($ M)	$(2.8)	$0.5
Comprehensive Income (Loss) ($ M)	$(3.2)	$0.8

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, and lead realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

During Q1-2019, the Company produced 1,754,839 silver equivalent ounces, including 393,824 ounces of silver, at cost of sales of $7.11/oz. equivalent silver, by-product cash cost of negative ($0.50/oz.) silver, and all-in sustaining cost of $5.54/oz. silver. These results compare to 1,613,711 silver equivalent ounces, including 397,035 ounces of silver, at cost of sales of $8.14/oz. equivalent silver, by-product cash cost of negative ($2.73/oz.) silver, and all-in sustaining cost of $6.17/oz. silver during Q1-2018, a 9% and 82% increase in production of silver equivalent ounces and by-product cash cost per ounce, respectively, and a 1%, 13%, and 10% decrease in production of silver ounces, cost of sales per equivalent silver ounce, and all-in sustaining cost per ounce, respectively.

Consolidated silver production during Q1-2019 was comparable to Q1-2018 while consolidated silver equivalent production during Q1-2019 was higher by 9% compared to Q1-2018. The increase in production was the result of increased milled tonnage, head grade, and metal recoveries at the Cosalá Operations with mill throughput increasing by over 24% year-over-year with San Rafael sustaining an average milling rate of approximately 1,750 tonnes per operating day. The production increase was offset by continuing operational challenges at the Galena Complex limiting its silver and silver equivalent production.

As a result of decreased silver equivalent production at the Galena Complex, revenues decreased by $2.6 million or 13% from $20.4 million during Q1-2018 to $17.8 million during Q1-2019. Net loss increased by $3.3 million from a $0.5 million net income during Q1-2018 to a $2.8 million net loss during Q1-2019. Increase in net loss was primarily attributable to transaction costs, lower net revenue from decreased metal prices and increased treatment and refining charges, higher depletion and amortization, and higher loss on derivative instruments, offset by lower cost of sales, lower corporate general and administrative expense, and lower exploration costs. The Company generated cash from operating activities before non-cash working capital items of $2.6 million during Q1-2019 compared to $3.7 million during Q1-2018. These variances are further discussed in the following sections.

Cosalá Operations

	Q1-2019	Q1-2018
Tonnes Milled	152,605	123,285
Silver Grade (g/t)	57	42
Zinc Grade (%)[1]	4.16	3.42
Lead Grade (%)[1]	1.82	1.39
Silver Recovery (%)	61.7	47.9
Zinc Recovery (%)	80.5	78.9
Lead Recovery (%)	75.6	70.9
Silver Produced (oz)	173,169	79,382
Zinc Produced (lbs)	11,263,623	7,332,978
Lead Produced (lbs)	4,626,233	2,679,485
Total Silver Equivalent Produced (oz)	1,322,045	948,081
Silver Sold (oz)	172,995	84,369
Zinc Sold (lbs)	10,864,404	7,259,622
Lead Sold (lbs)	4,682,695	2,837,487
Realized Silver Price ($/oz)	$15.70	$16.73
Realized Zinc Price ($/lb)	$1.22	$1.55
Realized Lead Price ($/lb)	$0.92	$1.17
Cost of Sales/Ag Eq Oz Produced ($/oz)	$4.34	$5.92
Cash Cost/Ag Oz Produced ($/oz)[2]	$(30.48)	$(59.52)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$(25.85)	$(36.28)

[1]	Zinc and lead grades only refer to grades from silver-zinc-lead ores.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

The Cosalá Operations processed 152,605 tonnes of ore at an average grade of 57 g/t of silver to produce 173,169 ounces of silver at cost of sales of $4.34/oz. equivalent silver, by-product cash cost of negative ($30.48/oz.) silver, and all-in sustaining cost of negative ($25.85/oz.) silver during Q1-2019. These results compare to 123,285 tonnes of ore at an average grade of 42 g/t of silver to produce 79,382 ounces of silver at cost of sales of $5.92/oz. equivalent silver, by-product cash cost of negative ($59.52/oz.) silver, and all-in sustaining cost of negative ($36.28/oz.) silver during Q1-2018, a 24%, 118%, 49%, and 29% increase in tonnes of ore milled, ounces of silver produced, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively, and a 27% decrease in cost of sales per equivalent silver ounce. Silver equivalent production at the Cosalá Operations increased to 1,322,045 ounces from 948,081 ounces due to the production of 11.3 million pounds of zinc and 4.6 million pounds of lead, increases of 54% and 73%, respectively. Silver recovery to concentrate was 61.7% in Q1-2019 (Q1-2018 – 47.9%).

Strong results at the Cosalá Operations were driven by sustained improvements in head grade of both silver and by-product metals, mill throughput, and metal recovery to concentrate during the quarter with site expenditures meeting expectations. Ore production from the Main Zone benefited from the additional working headings compared to prior quarters providing greater operational flexibility. Development of the incline ramp toward San Rafael’s Upper Zone resumed and is advancing ahead of plan. Access to the Upper Zone will allow for further improvements in head grade by early 2020. Further, mined head grades exceeded expected head grades during Q1-2019. Any potential return to expected head grades over the remainder of the year are expected to be largely offset by further gains in mill throughput and metal recovery as additional flotation capacity is installed by the end of Q2-2019.

Realized silver price of $15.70/oz. for Q1-2019 (Q1-2018 – $16.73/oz.) is comparable to the average London silver spot price of $15.57/oz. for Q1-2019 (Q1-2018 – $16.77/oz.). The realized silver price decreased by 6% from Q1-2018 to Q1-2019 with zinc and lead prices both decreasing by 21% each during the period. Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

	Q1-2019	Q1-2018
Tonnes Milled	29,424	40,590
Silver Grade (g/t)	242	256
Lead Grade (%)	5.98	6.06
Silver Recovery (%)	96.2	94.9
Lead Recovery (%)	92.5	91.2
Silver Produced (oz)	220,655	317,653
Lead Produced (lbs)	3,585,196	4,945,200
Total Silver Equivalent Produced (oz)	432,794	665,630
Silver Sold (oz)	207,168	320,280
Lead Sold (lbs)	3,285,576	5,057,744
Realized Silver Price ($/oz)	$15.74	$16.61
Realized Lead Price ($/lb)	$0.93	$1.17
Cost of Sales/Ag Eq Oz Produced ($/oz)	$15.55	$11.31
Cash Cost/Ag Oz Produced ($/oz)[1]	$23.03	$11.46
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$30.17	$16.78

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

The Galena Complex processed 29,424 tonnes of ore at an average grade of 242 g/t of silver to produce 220,655 ounces of silver at cost of sales of $15.55/oz. equivalent silver, by-product cash cost of $23.03/oz. silver, and all-in sustaining cost of $30.17/oz. silver during Q1-2019, compared to 40,590 tonnes of ore at an average grade of 256 g/t of silver to produce 317,653 ounces of silver at cost of sales of $11.31/oz. equivalent silver, by-product cash cost of $11.46/oz. silver, and all-in sustaining cost of $16.78/oz. silver during Q1-2018, a 28% and 31% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 38%, 101%, and 80% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver equivalent production at the Galena Complex decreased to 432,794 ounces from 665,630 ounces due to the production of 3.6 million pounds of lead, a decrease of 28%.

Unplanned mill downtime due to problems with the mill pinion bearing at the Galena Complex in January set the year off on a challenging note; however, the underlying issues were successfully resolved during the Q1-2019. Performance trended back up until two separate ground falls delayed production from two high-tonnage stopes in late February. The cumulative impact of the mill downtime and the ground falls was the loss of nearly one month’s production during Q1-2019. Performance is slowly improving in early Q2-2019 and should return to expected levels by the end of the quarter.  Management remains committed to returning the operation to an acceptable level of performance.

Realized silver price of $15.74/oz. for Q1-2019 (Q1-2018 – $16.61/oz.) is comparable to the average London silver spot price of $15.57/oz. for Q1-2019 (Q1-2018 – $16.77/oz.). The realized silver price decreased by 5% from Q1-2018 to Q1-2019 with zinc and lead prices both decreasing by 21% during the period. Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2019 remains at production of 1.6 - 2.0 million silver ounces and 6.6 - 7.0 million silver equivalent ounces at cost of sales of $8.00 to $10.00/oz. equivalent silver, cash costs of $4.00 to $6.00/oz. silver, and all-in sustaining costs of $10.00 to $12.00/oz. silver, including budgeted capital of $10 - $11 million for the existing operations. The Company assumed $14.50/oz. silver, $1.15/lb. zinc, $0.90/lb. lead, and an exchange rate of 19 Mexican pesos to U.S. dollar for these guidance estimates.

The capital cost to develop Relief Canyon to initial gold pour is estimated to be approximately $28 - $30 million with an additional $8 million in working capital required to sustainable positive cash flow. This working capital is primarily for pre-commercial production operating costs. The Company expects to achieve first gold pour from Relief Canyon in late Q4-2019.

Results of Operations

Analysis of the three months ended March 31, 2019 vs. the three months ended March 31, 2018

The Company recorded net loss of $2.8 million for the three months ended March 31, 2019 compared to net income of $0.5 million for the three months ended March 31, 2018. The increase in net loss was primarily attributable to lower net revenue from decreased metal prices and increased treatment and refining charges ($2.6 million), higher depletion and amortization ($1.2 million), transaction costs ($1.0 million), and higher loss on derivative instruments ($1.4 million), offset by lower cost of sales ($0.6 million), lower corporate general and administrative expense ($1.0 million), and lower exploration costs ($1.2 million), each of which are described in more detail below.

Revenue decreased by $2.6 million from $20.4 million for the three months ended March 31, 2018 to $17.8 million for the three months ended March 31, 2019. Revenue fell $4.0 million due to decreases in silver and lead revenue at the Galena Complex resulting from both reduced metal production and lower realized commodity prices. This was partially offset by $1.4 million in increased silver and by-product revenues from increased production of all metals at the Cosalá Operations, despite significant reductions in silver, zinc and lead prices between the periods. There were also significant increases in treatment and refining charges on zinc concentrates at Cosalá with the treatment charges on the spot market increasing from approximately $21/tonne to over $235/tonne over the past year.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

Cost of Sales decreased marginally by $0.6 million from $13.1 million for the three months ended March 31, 2018 to $12.5 million for the three months ended March 31, 2019. This decrease is primarily due to a $0.8 million reduction in cost of sales from the Galena Complex mainly due to the decrease in ore production and processing during the period. The reduction was offset by a $0.1 million increase in cost of sales from the Cosalá Operations, which was mainly due to the increase in ore production and processing during the period.

Depletion and amortization increased by $1.2 million from $2.2 million for the three months ended March 31, 2018 to $3.4 million for the three months ended March 31, 2019. The increase is primarily due to San Rafael achieving its goal of sustaining a milling rate of over 1,700 tonnes per day in late 2018, which resulted in a higher depletion rate based on units of production compared to prior period when San Rafael was ramping up its milling rates.

Transaction costs of $1.0 million were incurred during the three months ended March 31, 2019 consisting of legal, accounting, and regulatory charges associated with the Pershing Gold Acquisition and financing arrangements.

Exploration costs decreased by $1.2 million from $1.8 million for the three months ended March 31, 2018 to $0.6 million for the three months ended March 31, 2019. The change is due to decreased Zone 120 exploration drilling at the Cosalá Operations when comparing the periods.

Corporate general and administrative expenses decreased by $1.0 million from $2.2 million for the three months ended March 31, 2018 to $1.2 million for the three months ended March 31, 2019. The change is mainly due to a decrease in share-based payments when comparing the periods.

Interest and financing expense increased by $0.4 million from $0.3 million for the three months ended March 31, 2018 to $0.7 million for the three months ended March 31, 2019. The increase is primarily due to interest and deferred costs related to the outstanding convertible loans payable during the period.

Loss on derivative instruments increased by $1.4 million from a $0.4 million gain for the three months ended March 31, 2018 to a $1.0 million loss for the three months ended March 31, 2019. The change is primarily due to an increase in unrealized losses from commodity forward contracts on by-product metal production during the period.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2019.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2019	2018	2018	2018	2018	2017	2017	2017
Revenues ($ M)	$17.8	$18.9	$11.8	$17.3	$20.4	$12.1	$9.8	$17.2
Net Income (Loss) ($ M)	(2.8)	(6.8)	(5.8)	1.4	0.5	(1.4)	(2.8)	0.9
Comprehensive Income (Loss) ($ M)	(3.2)	(6.2)	(5.8)	1.3	0.8	(1.8)	(2.9)	0.8

Silver Produced (oz)	393,824	395,294	323,497	301,711	397,035	409,545	564,833	557,892
Zinc Produced (lbs)	11,263,623	10,223,692	7,906,601	8,756,201	7,332,978	4,895,670	1,433,961	2,904,374
Lead Produced (lbs)	8,211,429	9,088,862	7,536,660	6,216,592	7,624,685	7,427,357	5,369,482	6,435,048
Copper Produced (lbs)	-	-	-	-	-	78,541	507,285	273,475
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.11	$7.87	$9.08	$8.20	$8.14	$10.16	$9.17	$11.00
Cash Cost/Ag Oz Produced ($/oz)[1]	$(0.50)	$1.14	$4.95	$(6.15)	$(2.73)	$8.75	$12.61	$7.21
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$5.54	$11.78	$15.94	$5.40	$6.17	$14.20	$15.92	$10.65

Current Assets (qtr. end) ($ M)	$32.5	$29.4	$19.0	$25.8	$25.8	$26.2	$27.0	$29.9
Current Liabilities (qtr. end) ($ M)	27.3	23.0	15.8	13.7	14.9	14.4	12.1	11.6
Working Capital (qtr. end) ($ M)	5.2	6.4	3.2	12.1	10.9	11.8	14.9	18.3

Total Assets (qtr. end) ($ M)	$129.6	$127.2	$125.8	$130.5	$128.8	$126.8	$126.1	$127.7
Total Liabilities (qtr. end) ($ M)	46.5	43.0	36.1	35.6	38.3	38.8	38.6	38.6
Total Equity (qtr. end) ($ M)	83.1	84.2	89.7	94.9	90.5	88.0	87.5	89.1

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2018 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2018	$3.5
Cash generated from operations	2.6
Expenditures on property, plant and equipment	(2.3)
Repayments to pre-payment facility	(1.4)
Investment in convertible loan receivable	(0.8)
Financing from promissory note	3.0
Proceeds from exercise of warrants	1.4
Increase in trade and other receivables	(1.6)
Change in inventories	(0.9)
Increase in trade and other payables	0.2
Effect of foreign exhange rate changes	(0.3)
Closing cash balance as at March 31, 2019	$3.4

The Company’s cash balance decreased from $3.5 million to $3.4 million mainly due to $2.3 million on expensed exploration at the Company’s operations, expenditures of property, plant and equipment at both Cosalá Operations and Galena Complex, repayments on outstanding pre-payment facility with Glencore, and net financing from convertible loans, offset by financing from the Sandstorm promissory note and proceeds received from exercise of warrants. Current liabilities as at March 31, 2019 were $27.4 million which is $4.1 million higher than at December 31, 2018 mainly due to $3.0 million financing from the above mentioned promissory note, and $0.5 million increase in convertible loans during the period.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, sale of royalties on its properties, metal streaming arrangements, and the issuance of equity. The Company believes that it has sufficient cash flow to fund its 2019 operations, development, and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and the outlook for gold, silver, zinc, and lead prices remain positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 12 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2018). Although both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.7 million per year for each of the next 5 years, with approximately $0.5 million to spend for the remainder of 2019 (as of May 13, 2019).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $2.3 million during the three months ended March 31, 2019 and $4.0 million for the same period of 2018, of which $1.8 million was spent towards drilling and underground development costs, while $0.5 million was spent on purchase of property, plant and equipment. The Company expects funding of fiscal 2019 capital expenditures other than Relief Canyon to be provided from internally-generated, operating cash flow from the San Rafael mine.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

The following table sets out the Company’s contractual obligations as of March 31, 2019:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$14,066	$14,066	$-	$-	$-
Pre-payment facility	9,693	5,568	4,125	-	-
Interest on pre-payment facility	648	522	126	-	-
Convertible loans	4,116	4,116	-	-	-
Interest on convertible loans	154	154	-	-	-
Promissory note	3,000	3,000	-	-	-
Interest on promissory note	267	267	-	-	-
Projected pension contributions	4,370	676	1,593	1,524	577
Decommissioning provision	5,258	50	618	-	4,590
Other long-term liabilities	1,100	-	487	120	493
Total	$42,672	$28,419	$6,949	$1,644	$5,660

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 17 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended March 31, 2019.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 29, 2019 and its MD&A for the year ended December 31, 2018 dated March 4, 2019. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first three months of 2019 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

At March 31, 2019, the Company had non-hedge foreign exchange forward contracts to buy approximately 60.0 million MXP at average exchange rate of 20.64 MXP/USD to be settled within the second quarter of 2019 valued at approximately $2.9 million. The average forward exchange rate on settlement as at March 31, 2019 was approximately 19.57 MXP/USD with the currencies having a fair value of approximately $3.1 million. Accordingly, the Company recorded an unrealized gain of nil through profit or loss during the three-month period ended March 31, 2019 (2018: nil). The Company settled non-hedge foreign exchange forward contracts to buy approximately 60.0 million MXP and recorded realized gains of $0.2 million through profit or loss during the three-month period ended March 31, 2019 (2018: nil).

At March 31, 2019, the Company had non-hedge commodity forward contracts for approximately 11.2 million pounds of zinc at $1.21 per pound to be settled within the next 12 months valued at approximately $13.6 million. The average forward prices on settlement as at March 31, 2019 was approximately $1.32 per pound with the commodities having a fair value of approximately $14.8 million. Accordingly, the Company recorded an unrealized loss of $1.2 million through profit or loss during the three-month period ended March 31, 2019 (2018: unrealized gain of $0.4 million).

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at March 31, 2019, there were 45,391,989 common shares issued and outstanding.

As at May 13, 2019, there were 77,808,632 common shares of the Company issued and outstanding and 6,560,827 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 3,337,379.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2019, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended March 31, 2019, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Cost per Ounce

	Q1 2019	Q1-2018
Cost of sales ('000)	$12,470	$13,143
Non-cash costs ('000)[1]	807	(159)
Direct mining costs ('000)	$13,277	$12,984
Smelting, refining and royalty expenses ('000)	5,089	3,473
Less by-product credits ('000)	(18,562)	(17,543)
Total cash costs ('000)	$(196)	$(1,086)
Divided by silver produced (oz)	393,824	397,035
Silver cash costs ($/oz)	$(0.50)	$(2.73)

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q1 2019	Q1-2018
Cost of sales ('000)	$5,739	$5,616
Non-cash costs ('000)[1]	237	(135)
Direct mining costs ('000)	$5,976	$5,481
Smelting, refining and royalty expenses ('000)	4,185	2,010
Less by-product credits ('000)	(15,438)	(12,216)
Total cash costs ('000)	$(5,277)	$(4,725)
Divided by silver produced (oz)	173,169	79,382
Silver cash costs ($/oz)	$(30.48)	$(59.52)

Americas Silver Corporation
Management's Discussion & Analysis
For the three months ended March 31, 2019

Reconciliation of Galena Complex Cash Cost per Ounce

	Q1 2019	Q1-2018
Cost of sales ('000)	$6,731	$7,527
Non-cash costs ('000)[1]	570	(24)
Direct mining costs ('000)	$7,301	$7,503
Smelting, refining and royalty expenses ('000)	904	1,463
Less by-product credits ('000)	(3,124)	(5,327)
Total cash costs ('000)	$5,081	$3,639
Divided by silver produced (oz)	220,655	317,653
Silver cash costs ($/oz)	$23.03	$11.46

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q1 2019	Q1-2018
Total cash costs ('000)	$(196)	$(1,086)
Capital expenditures ('000)	2,301	3,462
Exploration costs ('000)	76	73
Total all-in sustaining costs ('000)	$2,181	$2,449
Divided by silver produced (oz)	393,824	397,035
Silver all-in sustaining costs ($/oz)	$5.54	$6.17

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q1 2019	Q1-2018
Total cash costs ('000)	$(5,277)	$(4,725)
Capital expenditures ('000)	796	1,845
Exploration costs ('000)	5	-
Total all-in sustaining costs ('000)	$(4,476)	$(2,880)
Divided by silver produced (oz)	173,169	79,382
Silver all-in sustaining costs ($/oz)	$(25.85)	$(36.28)

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	Q1 2019	Q1-2018
Total cash costs ('000)	$5,081	$3,639
Capital expenditures ('000)	1,505	1,617
Exploration costs ('000)	71	73
Total all-in sustaining costs ('000)	$6,657	$5,329
Divided by silver produced (oz)	220,655	317,653
Silver all-in sustaining costs ($/oz)	$30.17	$16.78

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.